January 6, 2006
via U.S. Mail
Dr. John W. Whitney
Chief Executive Officer
Itronics Inc.
6490 S. Mc Carran Blvd., Building C-23
Reno, Nevada 89509


Re:	Itronics Inc.
		Amendment No. 1 to Registration Statement on
      Form SB-2
      Filed November 10, 2005
	File No. 333-127855


Dear Dr. Whitney:

      We have reviewed the draft white paper addressing issues related to the application of EITF 00-19 and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Summary of Analysis of Financing Agreement and Appropriate
Accounting
Treatment

1. Conversion Feature

1. We have reviewed your analysis of the conversion option embedded in the host contract ("the Note") and continue to believe that the conversion option meets the definition of an embedded derivative that should be bifurcated from the host contract and accounted for as a derivative liability pursuant to SFAS 133, with changes in fair value recorded in earnings. In this regard, we do not believe the conversion option would qualify for the paragraph 11(a) scope exception in SFAS 133 since we do not believe the conversion option would qualify for equity classification pursuant to paragraphs 12-32 of EITF 00-19 (paragraph 20 of EITF 00-19 in particular). We further note that since the conversion option is required to be bifurcated and accounted for as a derivative liability, you would not account for any beneficial conversion feature under EITF 98-5 or 00-
27. Please see the following additional comments for further explanation:

* You indicate that you do not meet the criteria of paragraph 6(b) of SFAS
133 "because the initial net investment was greater than would be required for other types of contracts primarily because of the 8% interest rate which is substantially below market rates for a company with Itronics financial position and credit history prior to the financing." We are unable to agree with your conclusion that you incurred an initial net investment to include the conversion option within the host contract. In this regard, when viewed from the Company`s perspective as required, it appears that paragraph (b) would be met in your circumstance as you essentially received a lower interest rate for attaching the conversion option to the Note.

* Your analysis indicates that the conversion option does not meet the net settlement characteristic in paragraph 6(c) of SFAS 133 because
(i) you
are required "to deliver the full notional value in shares," (ii) the conversion option "does not require or allow net settlement because there is no market mechanism for either party to get out of the contract for only the change in value of the contract," and (iii) the conversion option
"is not readily convertible to cash" because the number of shares to be exchanged is large relative to the daily transaction volume and you do not believe the market could absorb conversion of the "entire $2.25 million balance outstanding." We are unable to agree with your conclusion that paragraph 6(c) of SFAS 133 has not been met based on Section 1.1 of the
Note, which provides that the Note may be converted in all or any part of the outstanding and unpaid principal amount. In accordance with the guidance of Question 1 in DIG A12, the net settlement characteristic is met because there is an active market for the stock today and this market is expected to be in existence in the future. Additionally, since the
Note allows for any or all of the conversion to take place, it is presumed that the market can rapidly absorb the issuance of stock without significantly affecting the price (i.e. the assumption that full conversion of the Note will occur is not required pursuant to DIG
A12).
Because we believe paragraph 9(c) of SFAS 133 is met, we believe paragraph
6(c) of SFAS 133 is met.

2. Prepayment Premium

2. We have reviewed your analysis of the prepayment call option embedded in the host contract ("the Note") and have the following additional thoughts and comments on your analysis.

* You indicate in your analysis that this call option does not meet paragraph 6(a) because there is no underlying. We are unable to agree with this assessment because there is essentially a dual underlying (i.e.
the premium payment and the occurrence of an event that triggers the ability to make the premium payment). See Appendix F of SFAS 133, which defines an underlying as "A specified interest rate, security price, commodity price, foreign exchange rate, index of prices or rates, or other variable (including the occurrence or nonoccurrence of a specified event such as a scheduled payment under a contract)."

* You also conclude in your analysis that the call option does not meet the criteria of paragraph 6(c) because there is (i) no underlying,
(ii) no
provision for net settlement, i.e., there is no "underlying times the notional" and (iii) the penalty is a fixed and asymmetrical provision as described in DIG A8. While we are unable to agree with the reasons you have cited for your conclusion, we ultimately will not object to your conclusion that paragraph 6(c) has not been met during the fiscal year ended December 31, 2005. This is principally due to the diversity and confusion in practice on this matter, which was clarified by the FASB by the issuance of DIG B38. In light of the guidance in DIG B38, which became effective January 1, 2006, we believe the paragraph 6(c) provision has been met beginning January 1, 2006, in addition to the other criteria in paragraph 6 of SFAS 133. In light of this fact, please provide an analysis of this call option to indicate how you plan to account for this feature under SFAS 133 beginning January 1, 2006.

4. Warrants

3. We note from your response that you have concluded that the warrants do
not meet the criteria in paragraph 6(b) because (i) you "received an
interest rate that is significantly below market;" in "return, the Investors received warrants," and (ii) the fair value of the warrants is more than 85% of the market value of the stock underlying the warrants,
and, consequently, they do not meet the no or small initial net investment
test.  As previously indicated, your analysis of paragraph 6(b)
should be
from your perspective and not from an investor`s perspective.
Since you
did not incur an additional investment to provide these warrants, we are
unable to agree with your conclusion that paragraph 6(b) is not met.
Furthermore, even if you were able to substantiate your conclusion that
the warrants do not meet the definition of a derivative under SFAS
133,
you are still required to perform the applicable analysis under the
guidance in EITF 00-19 to determine the classification and
accounting for
the warrants.  In this regard, it appears that the warrants would be
required to be classified as liabilities under EITF 00-19 as a result of
the fact that you have an instrument, the Note, which is
convertible into
a potentially unlimited number of shares.  In addition, it appears you may
also have another instrument that is potentially settled in an unlimited
number of shares.  In this regard, we note your registration rights
agreements states that any penalties incurred, at the rate of 2%
per
month, are payable in cash or common stock, at the option of the
Company.
As a result of these instruments, you would be unable to conclude that you
have sufficient authorized and unissued shares to settle any contract that
is subject to the scope of EITF 00-19.  You would therefore be required to
classify the warrants, and any other warrants or non-employee options that
are exercisable during the period the Note is convertible into a potentially unlimited number of shares, as liabilities, in order to comply
with paragraph 24 of EITF 00-19.   Please advise.

Exhibit 10.2 Callable Secured Convertible Note

4. We note that, in the event of certain default conditions, outlined in
Sections 3.1 through 3.10, the Note will become immediately due and payable at an amount equal to the greater of (i) 130% times the sum of (w) the then outstanding principal amount of this Note plus (x) accrued and unpaid interest on the unpaid principal amount of this Note to the date of payment plus (y) Default Interest plus (z) any other amounts owed or (ii) the "parity value" (as defined in Section 3.10). Please provide us with your analysis of this put option and whether you think it is an embedded derivative that is required to be bifurcated under SFAS 133. Your response should include an analysis of paragraphs 12, 13 and 61(d) of SFAS
133 and DIG B16. Additionally, in light of the guidance in DIG B38 that became effective January 1, 2006, please provide an additional analysis of this put option to indicate whether this guidance will change your previous conclusion as to whether this feature would require bifurcation under SFAS 133 beginning January 1, 2006.

Exhibit 10.1 Securities Purchase Agreement

5. Please tell us whether or not you have begun to incur Standard Liquidated Damages, as defined in Section 1(f) of the above referenced agreement. In this regard, we note pursuant to Section 4(h) of this agreement that if you fail to obtain shareholder approval within thirty days following the date on which the number of Reserved Amount exceeds the
Authorized and Reserved Shares, for which both terms are defined in
Section 1(h), you will be required to pay the Standard Liquidated
Damages
Amount, in cash or shares at your option. It appears pursuant to Section
3(c) of this agreement that you had an insufficient number of authorized and reserved shares at the time of this agreement in July 2005 and it is unclear whether you have been able to resolve this matter. Please advise.

Closing Comments

      As appropriate, please amend the above filing in response to these comments. You may wish to provide us with a marked copy of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact Gabrielle Malits at (202) 551-3702 or Jill
Davis,
Accounting Branch Chief at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. You may contact
Mellissa Campbell Duru at (202) 551-3757, Tangela S. Richter,
Legal Branch
Chief, at (202) 551-3685, or me at (202) 551-3745 with any
questions.
Direct all correspondence to the following ZIP code:  20549-7010.


									Sincerely,


									H. Roger Schwall
									Assistant Director



        cc:    via facsimile
           	Kathy Allanson
            	Cacciamatta Accountancy Corporation
            	(949) 475-9601

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Itronics Inc.
January 6, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE
         MAIL STOP 7010